Exhibit 12.1
CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC
COMPUTATION OF RATIOS
(Unaudited)
(In millions, except ratio amounts)

Ratio of Earnings to Fixed Charges	Year Ended December 31, 2014(a)	Year Ended December 31, 2013(a)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
(Loss)/income from continuing operations before income taxes	$(433)	$(1,022)	$65	$14	$64	$267
Add:
Fixed charges, excluding interest capitalized	410	297	273	265	279	305
Capitalized interest	(12)	(23)	(16)	(21)	—	—
Amortization of interest capitalized	1	2	3	1	1	2
(Loss)/earnings as defined	$(34)	$(746)	$325	$259	$344	$574
Fixed charges:
Interest expense, net of interest capitalized	$389	$246	$231	$219	$248	$265
Interest capitalized	12	23	16	21	—	—
Amortization of deferred finance costs	3	23	17	17	25	34
Interest included in rental expense	6	5	8	8	7	6
Total fixed charges	$410	$297	$272	$265	$280	$305
Ratio of earnings to fixed charges (b)	—	—	1.2	—	1.2	1.9
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(a)    The year ended December 31, 2014 includes $289 million in pre-tax impairments and $14 million in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries. The year ended December 31, 2013 includes a $15 million pre-tax net gain on early extinguishment of debt, $1,046 million in pre-tax charges for impairments, and $15 in pre-tax charges for write-downs, reserves, and project opening costs, net of recoveries.
(b) For purposes of computing this ratio, “earnings” consists of income before income taxes plus fixed charges (excluding capitalized interest), excluding equity in undistributed earnings of less-than-50%-owned investments. “Fixed charges” include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness, and such portion of rental expense that we deem to be representative of interest. As required by the rules that govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's non-consolidated majority owned subsidiaries. For the years ended December 31, 2014, 2013 and 2011, our earnings were insufficient to cover fixed charges by $444 million, $1,043 million and $6 million, respectively.